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Exhibit 99.1

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United
Kingdom and incorporated in England and Wales with company number 9425113)

May 29, 2018

Dear Shareholder

2018 Annual General Meeting of Shareholders of Ferroglobe Plc ("Ferroglobe" or the "Company")

I am pleased to invite you to attend Ferroglobe's annual general meeting of its shareholders (the "Annual General Meeting"), to be held at 10:00 a.m. (British Summer Time) on Wednesday, June 27, 2018 at the Mayfair Hotel, Stratton Street, Mayfair, London, W1J 8LT, United Kingdom. The accompanying notice of Annual General Meeting describes the meeting, the resolutions you will be asked to consider and vote upon and related matters.

Your vote is important, regardless of the number of shares you own. Whether or not you intend to attend the Annual General Meeting, please vote as soon as possible to make sure that your shares are represented. You may vote via the internet, by phone or by mail by signing, dating and returning your proxy card in the envelope provided.

Recommendation

We consider all resolutions proposed to shareholders at the Annual General Meeting to be standard business. You will find an explanation of each resolution within the Explanatory Notes on pages three to ten of this pack. The Company's board of directors (the "Board") considers that all the resolutions to be put to the Annual General Meeting are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board unanimously recommends that you vote in favour of each of the proposed resolutions, as the members of the Board intend to do in respect of their beneficial holdings.

Thank you for your continued support of Ferroglobe.

Yours sincerely,

Javier López Madrid
 Executive Chairman

FERROGLOBE PLC

(a public limited company having its registered office at 5 Fleet Place, London, EC4M 7RD, United
Kingdom and incorporated in England and Wales with company number 9425113)

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the holders of ordinary shares of Ferroglobe Plc ("Ferroglobe" or the "Company"):

Notice is hereby given that Ferroglobe's Annual General Meeting of shareholders will be held on Wednesday, June 27, 2018 at 10:00 a.m. (British Summer Time), at the Mayfair Hotel, Stratton Street, Mayfair, London, W1J 8LT, United Kingdom ("U.K.").

The business of the Annual General Meeting will be to consider and, if thought fit, pass the resolutions below. All resolutions will be proposed as ordinary resolutions. Explanations of the resolutions are given in the explanatory notes on pages three to ten of this Annual General Meeting notice and additional information for those entitled to attend the Annual General Meeting can be found on pages eleven to fourteen. All resolutions will be put to vote on a poll, where each shareholder has one vote for each share held.

Certain of the resolutions that shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the NASDAQ market ("NASDAQ"), the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the "Companies Act"). The Companies Act obliges the Company to propose certain matters to shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States but would be considered routine items for approval by shareholders of companies incorporated in England and Wales.

ORDINARY RESOLUTIONS:

U.K. annual report and accounts 2017

1.
THAT the directors' and auditor's reports and the accounts of the Company for the financial year ended December 31, 2017 (the "U.K. Annual Report and Accounts") be received.

Directors' 2017 remuneration report (the "Directors' Remuneration Report")

2.
THAT the directors' remuneration report (excluding that part containing the directors' remuneration policy) for the year ended December 31, 2017 be received and approved.

Directors' election

3.
THAT Pedro Larrea Paguaga be elected as a director.

4.
THAT Pierre Vareille be elected as a director.

5.
THAT José María Alapont be elected as a director.

Directors' re-election

6.
THAT Javier López Madrid be re-elected as a director.

7.
THAT Donald G. Barger, Jr. be re-elected as a director.

8.
THAT Bruce L. Crockett be re-elected as a director.

9.
THAT Stuart E. Eizenstat be re-elected as a director.

10.
THAT Manuel Garrido y Ruano be re-elected as a director.

11.
THAT Greger Hamilton be re-elected as a director.

12.
THAT Javier Monzón be re-elected as a director.

13.
THAT Juan Villar-Mir de Fuentes be re-elected as a director.

Appointment of Auditor

14.
THAT Deloitte LLP be appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Remuneration of auditor

15.
THAT the Audit Committee of the Board be authorised to determine the auditor's remuneration.

Dorcas Murray
 Company Secretary

May 29, 2018

Explanatory notes to the resolutions

Resolution 1 (U.K. Annual Report and Accounts 2017)

The Board is required to present at the Annual General Meeting the U.K. Annual Report and Accounts for the financial year ended December 31, 2017, including the Directors' Report, the Auditor's Report on the U.K. Annual Report and Accounts and those parts of the Directors' Remuneration Report which have been audited.

Resolution 1 is an advisory vote and, in accordance with its obligations under English law, the Company will provide shareholders at the Annual General Meeting with the opportunity to receive the U.K. Annual Report and Accounts and ask any relevant and appropriate questions of the representative of Deloitte LLP in attendance at the Annual General Meeting.

Resolution 2 (Directors' Remuneration Report)

Resolution 2 is an advisory vote to approve the directors' remuneration report for the year ended December 31, 2017 as required by sections 439 and 440 of the Companies Act and the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The directors' remuneration report is set out on pages 27 to 56 of the U.K. Annual Report and Accounts; this advisory vote relates to those parts of the report which detail implementation of the directors' remuneration policy in the financial year ended December 31, 2017.

Resolutions 3 to 13 (directors seeking election or re-election)

Any director appointed by the Board since the last Annual General Meeting must stand for election at the next Annual General Meeting. The following directors were appointed by the Board following the last Annual General Meeting and now stand for election:

    Pedro Larrea Paguaga: appointed on June 28, 2017;
     Pierre Vareille: appointed on October 26, 2017; and
     José María Alapont: appointed on January 24, 2018.

In line with best practice in corporate governance, all our directors retire annually and, if agreed with them that they will continue in office, they offer themselves for re-election by the shareholders.

The biographies of the directors standing for election or re-election at the Annual General Meeting are set out below to enable shareholders to make an informed decision on their election or re-election, as appropriate. The dates of appointment under "Roles at Ferroglobe" show each director's date of appointment to the Board of Directors or Committees of Ferroglobe. Several of our directors have also held roles at Grupo FerroAtlántica S.A.U. (FerroAtlántica) or Globe Speciality Metals, Inc. (Globe). On December 23, 2015 FerroAtlántica merged with Globe through corporate transactions (the Business Combination) to form the Ferroglobe group of companies under Ferroglobe's ownership.

Pedro Larrea Paguaga

Roles at Ferroglobe:

• Chief Executive Officer (from December 23, 2015);
• Director (from June 28, 2017).

Experience:

• Chairman of FerroAtlántica (from 2012 to 2015);
• Chief Executive Officer (CEO) of FerroAtlántica (from 2011 to 2015);

•

Various executive roles at Endesa, the biggest power company in Spain and Latin America, including as Chairman and CEO of Endesa Latinoamérica, with total revenues above €8 billion and EBITDA above €3 billion (from 1996 to 2009);

• Board director of Enersis (2007 to 2009) and Endesa Chile (1999 to 2002 and 2006 to 2007), both public Chilean companies listed on the NYSE;
• Management consulting roles with PwC (2010 to 2011), where he led the energy sector practice in Spain, and McKinsey & Company in Spain, Latin America and the United States (1989 to 1995).

Qualifications and awards:

• Mining Engineering degree (MSc equivalent) from Universidad Politécnica de Madrid (graduated with honours);
• M.B.A. from INSEAD (awarded the Henry Ford II award for academic excellence).

Pierre Vareille

Roles at Ferroglobe:

• Member of the Audit and Compensation Committees (from January 1, 2018);
• Non-executive director (from October 26, 2017).

Other appointments:

• Chairman of the Board of Societe BIC SA (from 2009 as a director and 2018 as Chairman);
• Board director and member of the Remuneration and Selection Committee of Etex SA (from 2017);
• Board director and member of the Audit Committee of Verallia (from 2015);
• Board director and member of the Remuneration Committee of Outokumpu Oyj (from 2018);
• Founder and Co-Chairman of the Vareille Foundation (from 2014).

Experience:

• CEO of Constellium NV (from 2012 to 2016);
• Chairman and CEO of FCI SA (from 2008 to 2012);
• Group Chief Executive of Wagon PLC (from 2004 to 2007);
• Extensive experience in the metals and manufacturing sectors and in the management of global industrial companies.

Qualifications and awards:

• Graduate of the Ecole Centrale de Paris, the French engineering school;
• Degree in Economics and Finance from the Sorbonne University, Paris, France.

José María Alapont

Roles at Ferroglobe:

• Member of the Audit and Compensation Committees (from May 16, 2018);
• Non-executive director (from January 24, 2018).

Other appointments:

• Board director of Ashok Leyland Ltd (from 2017), where he is also a member of the Investment, Technology and Nomination and Remuneration Committees;
• Board director of Navistar Inc. (from 2016) where he is also Chair of the Nomination and Governance Committee and a member of the Finance Committee (from 2018);
• Board director of Hinduja Investments and Project Services Ltd (from 2016);
• Board director of Hinduja Automotive Ltd (from 2014).

Experience:

•

President and CEO of Federal-Mogul Corporation, the automotive powertrain and safety components supplier (from March 2005 to 2012), Chairman of its Board (from 2005 to 2007) and member of the Board (from 2005 to 2013);

• CEO and member of the Board of Fiat Iveco, S.p.A., a leading global manufacturer of commercial trucks and other specialised vehicles (from 2003 to 2005);

•

Executive, Vice President and President positions for more than 30 years at other leading global vehicle manufacturers and suppliers such as Ford Motor Company, Delphi Corporation and Valeo S.A (prior to 2003);

• Member of the Board of The Manitowoc Company Inc. (from 2016 to 2018);
• Member of the Board of Mentor Graphics Corp. (from 2011 to 2012);
• Member of the Davos World Economic Forum (from 2000 to 2011).

Qualifications and awards:

• Industrial Engineering degree from the Technical School of Valencia;
• Philology degree from the University of Valencia in Spain.

Javier López Madrid

Roles at Ferroglobe:

• Executive Chairman (from December 31, 2016);
• Chairman of Nominations Committee (from January 1, 2018);
• Executive Vice-Chairman (from December 23, 2015 to December 31, 2016);
• Director (from February 5, 2015).

Other appointments:

• CEO of Grupo Villar-Mir, S.A.U (Grupo VM), former owner of FerroAtlántica and the Company's largest shareholder (from 2008);
• Member of the World Economic Forum, Group of Fifty;
• Member of the Board of Fundación Juan Miguel Villar Mir and various institutions, including Patronato Fundacion Principe Asturias and Fundacion Codespa.

Experience:

• Founder and largest shareholder of Financiera Siacapital, S.L.U.;
• Founder of Tressis Sociedad de Valores, S.A., Spain's largest independent private bank.

Qualifications and awards:

• Master in Law and Business from ICADE University.

Donald G. Barger Jr.

Roles at Ferroglobe:

• Chairman of the Compensation Committee and a member of Nominations Committee (from January 1, 2018);
• Non-executive director (from December 23, 2015);
• Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee (from December 23, 2015 to December 31, 2017).

Experience:

• Member of the Globe Board from December 2008 until the closing of the Business Combination and Chairman of Globe's Audit and Compensation Committees;
• Successful 36-year business career in manufacturing and services companies, including:

o

Vice President and Chief Financial Officer of YRC Worldwide Inc. (formerly Yellow Roadway Corporation), one of the world's largest transportation service providers (from 2000 to 2007) and advisor to the CEO until his retirement (2007 to 2008);

o Vice President and Chief Financial Officer of Hillenbrand Industries Inc., a provider of services and products for the health care and funeral services industries (from 1998 to 2000);
o Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor (from 1993 to 1998);
o Member of the Board of Gardner Denver, Inc. and its Audit Committee for his entire 19-year tenure until the company's sale in July 2013, He served as Chair of the Committee for 17 of those years;
o Member of the Board of Quanex Building Products Corporation for 16 years, retiring in February 2012. He served on its Audit Committee for 14 years and was its Chair for most of that time;
• Considered a "financial expert" for SEC purposes on all the public company boards on which he has served.

Qualifications and awards:

• B.S. degree from the U.S. Naval Academy;
• M.B.A. from the University of Pennsylvania.

Bruce L. Crockett

Roles at Ferroglobe:

• Member of the Compensation Committee (from January 1, 2018);
• Non-executive director and member of the Audit Committee (from December 23, 2015).

Other appointments:

•

Chairman of the Invesco Mutual Funds Group Board of Directors and member of its Audit, Investment and Governance Committees (from 1991 in the case of the Board; 2003 as Chairman; and on the board of predecessor companies from 1978);

• Board director of (from 2013) and Audit Committee Chair of ALPS Property & Casualty Insurance Company (from 2014);

• Chairman of Crockett Technologies Associates (from 1996) and a private investor;
• Life trustee of the University of Rochester.

Experience:

• Member of Globe's Board from April 2014 until the closing of the Business Combination and a member of Globe's Audit Committee;

•

President and CEO of COMSAT Corporation (from 1992 until 1996) and President and Chief Operating Officer (from 1991 to 1992). Held various other operational and financial positions at COMSAT from 1980, including Vice President and Chief Financial Officer;

• Member of the Board of Ace Limited (from 1995 until 2012);
• Member of the Board of Captaris, Inc. (from 2001 until its acquisition in 2008) and Chairman (from 2003 to 2008).

Qualifications and awards:

• A.B. degree from the University of Rochester;
• B.S. degree from the University of Maryland;
• M.B.A. from Columbia University;
• Honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat

Roles at Ferroglobe:

• Member of the Corporate Governance Committee (from January 1, 2018) and the Nominations Committee (from May 16, 2018);
• Non-executive director (from December 23, 2015);
• Member of the Nominating and Corporate Governance Committee (from December 23, 2015 to December 31, 2017).

Other appointments:

• Senior Counsel of Covington & Burling LLP in Washington, D.C. and head of its international practice (from 2001);
• Member of the Advisory Boards of GML Ltd. (from 2003) and of the Office of Cherifien de Phosphates (from 2010);
• Trustee of BlackRock Funds (from 2001).

Experience:

• Member of the Globe Board from 2008 until the closing of the Business Combination and Chair of its Nominating Committee;
• Member of the Board of Alcatel-Lucent (from 2008 to 2016);
• Member of the Board of United Parcel Service (from 2005 to 2015);
• Special Adviser to Secretaries of State Clinton and Kerry on Holocaust-Era Issues (from 2009 to 2017);
• Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton Administration (from 1993 to 2001);
• Deputy Secretary of the United States Department of the Treasury (from 1999 to 2001);
• Under Secretary of State for Economic, Business and Agricultural Affairs (from 1997 to 1999);

• Under Secretary of Commerce for International Trade (from 1996 to 1997);
• U.S. Ambassador to the European Union (from 1993 to 1996);
• Chief Domestic Policy Advisor in the White House to President Carter (from 1977 to 1981);

•

Author of "Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II"; "The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States"; and "President Carter: The White House Years".

Qualifications and awards:

• B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill;
• J.D. from Harvard Law School;
• Eight honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments.

Manuel Garrido y Ruano

Roles at Ferroglobe:

• Member of the Corporate Governance Committee (from January 1, 2018);
• Member of the Nominating and Corporate Governance Committee (from May 30, 2017 to December 31, 2017);
• Non-executive director (from May 30, 2017).

Other appointments:

• Chief Financial Officer of Grupo VM (since 2003) and member of the Board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors;
• Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.

Experience:

• Member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer (from 1996 to 2003);
• Worked with McKinsey & Company from 1991 to 1996, specialising in restructuring, business development and turnaround and cost efficiency projects globally.

Qualifications and awards:

• Masters of Civil Engineering with honours from the Universidad Politecnica de Madrid;
• M.B.A. from INSEAD.

Greger Hamilton

Roles at Ferroglobe:

• Chairman of the Audit Committee (from December 23, 2015);
• Member of the Corporate Governance Committee (from January 1, 2018);
• Member of the Compensation Committee (from December 23, 2015 to December 31, 2017);
• Non-executive director (from December 23, 2015).

Other appointments:

• Managing Partner of Ovington Financial Partners Ltd (from 2009);
• Co-founder and director of the BrainHealth Club (from 2016).

Experience:

• Partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries (from 2009 to 2014);
• Managing Director at Goldman Sachs International (1997 to 2008);
• He began his career at McKinsey and Company, where he worked from 1990 to 1997.

Qualifications and awards:

• B.A. in Business Economics and International Commerce from Brown University.

Javier Monzón

Roles at Ferroglobe:

• Chairman of the Corporate Governance Committee and member of the Nominations Committee (from January 1, 2018);
• Senior Independent Director (from October 26, 2017);
• Chairman of the Compensation Committee and member of the Audit Committee (from December 23, 2015 to December 31, 2017);
• Non-executive director (from December 23, 2015).

Other appointments:

•

Member of the Board of Promotora de Informaciones SA (PRISA) (from November 2017), Vice Chairman of the Board (from February 2018) and Senior Independent Director (from April 2018). Also, Chairman of the Nominations, Compensation and Corporate Governance Committees;

• Board director of Santander Espana (from June 2015) and senior advisor to the Group Executive Chairman;
• Board director of 4IQ (from April 2017);
• Board director of ACS Servicios y Concesiones, S.A. (from 2004).

Experience:

• Chairman and CEO of Indra Sistemas, S.A. (from 1992 until 2015);
• Member of the Supervisory Board of Lagardere (from 2008 to 2017);
• Member of the Board of ACS (from 2004 to 2017);
• Partner at Arthur Andersen (from 1989 to 1990);
• Chief Financial Officer of Telefonica S.A. (from 1984 to 1987) and Executive Vice President and Chairman of Telefonica International, S.A. (from 1987 to 1989);
• He began his career at Caja Madrid, where he was a Corporate Banking Director.
• Not-for profit activities include:
o Chairman of the Executive Committee of Fundación CYD (Knowledge and Development Foundation) (from 2003);
o Member of the Board of Endeavor Spain, and of the International Advisory Council of Brookings (both from 2014);
o Vice Chairman of the American Chamber of Commerce in Spain (from March 2010 until January 2015);
o Vice Chairman of the Board of Carlos III University (until 2017).

Qualifications and awards:

• Degree in Economics from Universidad Complutense de Madrid.

Juan Villar-Mir de Fuentes

Roles at Ferroglobe:

• Non-executive director (from December 23, 2015).

Other appointments:

• Vice Chairman of Grupo VM (from 1999);
• Vice Chairman and CEO of Inmobiliaria Espacio, S.A.;
• Board director of Obrascón Huarte Lain, S.A. (from 1996) and Chairman (from 2016).

Experience:

• Member of the Board and Audit Committee of Inmobiliaria Colonial, S.A (from June 2014 to May 2017).

Qualifications and awards:

• Bachelor's Degree in Business Administration and Economics and Business Management.

Resolution 14 (appointment of auditor)

At each general meeting at which accounts are laid before the shareholders, the Company is required to appoint an auditor to serve until the next such meeting. Deloitte LLP has served as the Company's U.K. statutory auditor since February 3, 2016.

If this resolution does not receive the affirmative vote of a majority of the shares entitled to vote and present in person or represented by proxy at the Annual General Meeting, the Board may appoint an auditor to fill the vacancy.

Resolution 15 (remuneration of auditor)

Under the Companies Act, the remuneration of the Company's U.K. statutory auditor must be fixed in a general meeting or in such manner as may be determined in a general meeting. The Company asks its shareholders to authorise the Audit Committee to determine the remuneration of Deloitte LLP in its capacity as the Company's U.K. statutory auditor under the Companies Act.

Further notes:

1.
Some of the resolutions are items that are required to be approved by shareholders periodically under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.
In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that each Ordinary Share represented in person or by proxy will be counted in the vote.

3.
All resolutions will be proposed as ordinary resolutions, which means that such resolutions must be passed by a simple majority of the total voting rights of shareholders who vote on such resolutions, whether in person or by proxy. The results of the shareholders' vote on resolutions 1 and 2 regarding receipt of the U.K. Annual Report and Accounts and approval of the Directors' Remuneration Report will not require the Board or any Committee thereof to take (or refrain from taking) any action. The Board values the opinion of shareholders as expressed through such resolutions and will carefully consider the outcome of the votes on resolutions 1 and 2.

4.
"Shareholders of record" are those persons registered in the register of members of the Company in respect of Ordinary Shares at 10:00 a.m. (British Summer Time) on May 4, 2018. If, however, Ordinary Shares are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the "beneficial owner" of those Ordinary Shares.

5.
Beneficial owners of Ordinary Shares as at 10:00 a.m. (British Summer Time) on May 4, 2018 have the right to direct their broker or other agent on how to vote the Ordinary Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not Shareholders of record of the relevant Ordinary Shares, they may not vote their Ordinary Shares at the Annual General Meeting unless they request and obtain a legal proxy from their broker or agent.

6.
Any Shareholder of record attending the Annual General Meeting has the right to ask questions. The Company must cause to be answered any questions put by a Shareholder of record attending the meeting relating to the business being dealt with at the Annual General Meeting unless to do so would interfere unduly with the business of the meeting, be undesirable in the interests of the Company or the good order of the meeting, involve the disclosure of confidential information or if the information has already been given on the Company's website.

7.
In accordance with the provisions of the Companies Act, and in accordance with the Articles, a Shareholder of record who is entitled to attend and vote at the Annual General Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting and to appoint more than one proxy in relation to the Annual General Meeting (provided that each proxy is appointed to exercise the rights attached to different Ordinary Shares). Such proxies need not be Shareholders of record, but must attend the Annual General Meeting and vote as the

  Shareholder of record instructs. Further details regarding the process to appoint a proxy, voting and the deadlines therefor are set out in the "Voting Process and Revocation of Proxies" section below.

8.
The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company's website as soon as reasonably practicable following the Annual General Meeting and for a period of two years thereafter.

9.
A copy of this Annual General Meeting notice can be found at the Company's website, www.ferroglobe.com.

10.
Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

11.
To be admitted to the Annual General Meeting, please bring the Admission Ticket that you will have received through the post. You will need to be able to provide your photo identification at the registration desk.

12.
On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

VOTING PROCESS AND REVOCATION OF PROXIES

If you are a Shareholder of record, there are three ways to vote by proxy:

  •
  By Internet – You can vote over the Internet at www.envisionreports.com/FGLO by following the instructions at such web address. You will need to enter your control number, which is a 15-digit number located in a box on your proxy card. We encourage you to vote by Internet even if you received this Annual General Meeting notice in the mail.

  •
  By Telephone – You may vote and submit your proxy by calling toll-free 1-800-652-8683 in the United States and providing your control number, which is a 15-digit number located in a box on your proxy card.

  •
  By Mail – If you received this Annual General Meeting notice by mail or if you requested paper copies of the Annual General Meeting notice, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

Telephone and Internet voting facilities for Shareholders of record will be available 24 hours a day and will close at 10:01 a.m. (British Summer Time) on Monday, June 25, 2018. Submitting your proxy by any of these methods will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

If your shares are held in "street name", meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm, which is the Shareholder of record of your shares. You must follow the instructions of the Shareholder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks and brokers, according to their individual policies.

The Company has retained Computershare to receive and tabulate the proxies.

If you submit proxy voting instructions and direct how your shares will be voted, the individuals named as proxies must vote your shares in the manner you indicate.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

  •
  attending the Annual General Meeting and voting in person;

  •
  voting again by Internet or Telephone (only the last vote cast by each Shareholder of record will be counted), provided that the shareholder does so before 10:01 a.m. (British Summer Time) on Monday, June 25, 2018;

  •
  delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card or the date you voted by Internet or Telephone, but prior to the date of the Annual General Meeting, stating that the proxy is revoked; or

  •
  signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

You should send any written notice or new proxy card to Proxy Services, c/o Computershare Investor Services, PO Box 30202 College Station, TX 77842-9909, USA.

If you are a registered shareholder you may request a new proxy card by calling Computershare at 1-866-490-6057 if calling from the United States, or +1-781-575-2780 from outside the United States, or you may also send a request via email to web.queries@computershare.com.

ANY SHAREHOLDER OWNING SHARES IN STREET NAME MAY CHANGE OR REVOKE PREVIOUSLY GIVEN VOTING INSTRUCTIONS BY CONTACTING THE BANK OR BROKERAGE FIRM HOLDING THE SHARES OR BY OBTAINING A LEGAL PROXY FROM SUCH BANK OR BROKERAGE FIRM AND VOTING IN PERSON AT THE ANNUAL GENERAL MEETING. YOUR LAST VOTE, PRIOR TO OR AT THE ANNUAL GENERAL MEETING, IS THE VOTE THAT WILL BE COUNTED.

 Location of Annual General Meeting:

DOCUMENTS AVAILABLE FOR INSPECTION

Forms of appointment of the non-executive directors, as well as a memorandum setting out the terms of the executive directors' contracts, will be available for inspection at the Company's registered office during normal business hours and at the place of the Annual General Meeting from at least 15 minutes prior to the start of the meeting until the end of the Annual General Meeting.

By order of the Board,

Dorcas Murray
 Company Secretary

May 29, 2018

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  Exhibit 99.1
Location of Annual General Meeting